Exhibit 12

                           CARNIVAL CORPORATION & PLC
                       Ratio of Earnings to Fixed Charges
                          (in millions, except ratios)

                                                Six Months
                                               Ended May 31,
                                               -------------
                                              2004        2003
                                              ----        ----

Net income                                   $ 535       $ 255
Income tax benefit, net                         (4)         (9)
Loss from equity investees                       4
                                             -----       -----
Income before income taxes                     535         246
                                             -----       -----

Fixed charges
  Interest expense, net                        136          71
  Interest portion of rent
    expense(1)                                   9           4
  Capitalized interest                          17          22
                                             -----       -----

Total fixed charges                            162          97
                                             -----       -----

Fixed charges not affecting
  earnings
    Capitalized interest                       (17)        (22)
                                             -----       -----
Earnings before fixed
  charges                                    $ 680       $ 321
                                             =====       =====

Ratio of earnings to
  fixed charges                                4.2x        3.3x
                                             =====       =====

(1) Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.


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